Sit Global Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Raymond E. Sit, 28 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	7.43	10.50	7.87	9.27	8.44	8.69	1.09
Class S Shares	7.37	10.23	7.59	8.99	8.17	8.41	0.84
MSCI World Index	7.93	10.41	7.74	10.48	9.37	8.13	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Class I Shares	-2.58	13.61	21.70	4.03	-0.93	4.96	19.75	-9.63	26.70	3.28
Class S Shares	-2.89	13.35	21.43	3.76	-1.21	4.71	19.54	-9.93	26.41	3.10
MSCI World Index	-5.54	15.83	26.68	4.94	-0.87	7.51	22.40	-8.71	27.67	1.70

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.6
Technology Services	15.0
Finance	14.5
Electronic Technology	12.1
Consumer Non-Durables	10.1
Producer Manufacturing	9.7
Consumer Services	4.8
Utilities	3.7
Sectors Less Than 3.5%	13.3
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	61.2
Switzerland	9.8
United Kingdom	8.7
Germany	5.0
Ireland	4.6
Australia	2.9
Japan	2.4
Spain	2.0
3 Countries Less Than 2.0%	2.2
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	7.0
Apple, Inc.	6.1
Johnson & Johnson	2.8
Logitech International SA	2.8
Abbott Laboratories	2.5
Nestle SA	2.5
Lonza Group AG	2.5
Starbucks Corp.	2.3
AstraZeneca, PLC, ADR	2.3
Accenture, PLC	2.3
Total	21.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$32.8
S Share Assets (Millions):	$3.4
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$342.9
Median Market Cap (Billions):	$69.1
Beta (vs. MSCI World Index):	0.93

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit ESG Growth Fund

As of September 30, 2020

Sit Investment Associates
Sit Mutual Funds

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
David A. Brown, 25 years
Kent L. Johnson, CFA, 31 years
Michael T. Manns, 33 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns		
	3 Month	1 Year	3 Year	Since Inception
Class I Shares	**7.65**	**14.02**	**9.51**	**10.90**
Class S Shares	**7.55**	**13.72**	**9.22**	**10.61**
MSCI World Index	7.93	10.41	7.74	10.84

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2016*	2017	2018	2019	YTD 2020
Class I Shares	**2.01**	**23.72**	**-7.36**	**26.41**	**5.07**
Class S Shares	**1.88**	**23.47**	**-7.65**	**26.06**	**4.88**
MSCI World Index	6.81	22.40	-8.71	27.67	1.70

*Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns of the Fund and its benchmarks reflect performance since 6/30/16.

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.4
Health Technology	16.4
Consumer Non-Durables	10.7
Electronic Technology	9.5
Finance	8.9
Producer Manufacturing	7.6
Consumer Services	5.8
Retail Trade	5.3
Sectors Less Than 3.0%	12.3
Cash and Other Net Assets	3.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	56.1
Switzerland	8.9
Japan	8.3
United Kingdom	7.1
Ireland	6.1
Germany	5.4
Spain	2.8
France	1.4
1 Country Less Than 1.4%	0.8
Cash and Other Assets	3.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.9
Apple, Inc.	5.8
Facebook, Inc.	3.1
salesforce.com, Inc.	3.0
Home Depot, Inc.	2.9
Iberdrola SA, ADR	2.8
Lonza Group AG	2.7
Alphabet, Inc.	2.5
Adobe, Inc.	2.5
Visa, Inc.	2.4
Total	33.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.8
S Share Assets (Millions):	$3.4
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$359.5
Median Market Cap (Billions):	$79.2
Beta (vs. MSCI World Index):	0.90

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

As of September 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Robert W. Sit, CFA, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**6.98**	**20.11**	**11.51**	**10.70**	**11.09**	**11.51**
Russell Midcap® Growth Index	9.37	23.23	16.23	15.53	14.55	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Mid Cap Growth	**-6.53**	**18.36**	**33.42**	**6.01**	**-2.22**	**3.10**	**19.01**	**-7.25**	**30.21**	**11.18**
Russell Midcap® Growth Index	-1.65	15.81	35.74	11.90	-0.20	7.33	25.27	-4.75	35.47	13.92

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Teladoc Health, Inc.	3.5	YETI Holdings, Inc.	2.3
DexCom, Inc.	3.0	Waste Connections, Inc.	2.2
Thermo Fisher Scientific, Inc.	2.6	Booz Allen Hamilton Holding Corp.	2.2
Advanced Micro Devices, Inc.	2.5	Splunk, Inc.	2.2
Atlassian Corp., PLC	2.3	Trane Technologies, PLC	2.1
		Total	24.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.4
Electronic Technology	16.3
Health Technology	15.9
Producer Manufacturing	8.4
Finance	7.1
Health Services	5.4
Consumer Services	5.2
Industrial Services	3.6
Sectors Less Than 3.5%	17.0
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$181.5
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$27.9
Median Market Cap (Billions):	$13.6
Beta (vs. Russell Midcap® Growth Index):	1.02

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Developing Markets Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Raymond E. Sit, 28 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
• Founded in 1981
• Employee-owned firm
• $14.0 billion in assets under management
• Sole business is investment management
• Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**8.91**	**17.08**	**4.24**	**10.04**	**2.00**	**4.28**
MSCI Emerging Markets Index	8.73	8.09	0.01	6.44	0.06	3.15

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Developing Markets Growth	**-18.48**	**11.08**	**0.59**	**-7.79**	**-15.88**	**3.59**	**43.23**	**-14.75**	**19.77**	**4.54**
MSCI Emerging Markets Index	-20.41	15.15	-4.98	-4.63	-16.96	8.58	34.35	-16.64	15.43	-2.93

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	18.7
Technology Services	16.3
Finance	15.4
Retail Trade	13.1
Consumer Services	8.7
Consumer Non-Durables	4.1
Health Technology	4.0
Investment Companies	3.5
Sectors Less Than 3.0%	13.3
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	45.2
South Korea	10.9
Taiwan	7.7
South Africa	6.1
India	5.9
Israel	3.3
United States	3.1
Singapore	2.7
8 Countries Less Than 2.7%	12.2
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	7.8
Tencent Holdings, Ltd.	7.1
TAL Education Group, ADR	6.0
Samsung Electronics Co., Ltd.	5.6
Taiwan Semiconductor Co.	5.2
iShares MSCI India ETF	3.5
NICE Systems, Ltd., ADR	3.3
JD.com, Inc., ADR	3.2
LG Chem, Ltd.	3.0
CSPC Pharmaceutical Group, Ltd.	2.6
Total	47.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.9
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$179.4
Median Market Cap (Billions):	$19.1
Beta (vs. MSCI Emerging Markets Index):	0.96

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 30 years
 Kent L. Johnson, CFA, 31 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**7.73**	**9.64**	**9.47**	**11.72**	**11.84**	**9.56**	**1.54**
S&P 500 Index	8.93	15.15	12.28	14.15	13.74	9.04	
Class S Shares	**7.71**	**9.39**	**9.21**	**11.45**	**11.56**	**8.92**	**1.29**
S&P 500 Index	8.93	15.15	12.28	14.15	13.74	9.05	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Class I Shares	3.29	13.54	28.18	12.12	0.51	10.73	20.24	-6.57	29.10	1.75
Class S Shares	2.98	13.23	27.95	11.79	0.25	10.49	19.88	-6.79	28.84	1.55
S&P 500 Index	2.11	16.00	32.39	13.69	1.38	11.96	21.83	-4.38	31.49	5.58

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.3	Home Depot, Inc.	2.2
Microsoft Corp.	6.0	Procter & Gamble Co.	2.0
Johnson & Johnson	2.7	PepsiCo, Inc.	1.8
Verizon Communications, Inc.	2.4	Visa, Inc.	1.7
Broadcom, Inc.	2.3	Union Pacific Corp.	1.7
		Total	29.1

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.7
Health Technology	14.9
Finance	14.6
Technology Services	10.5
Consumer Non-Durables	8.8
Producer Manufacturing	5.7
Retail Trade	5.6
Utilities	4.9
Sectors Less Than 4.0%	16.8
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$179.5
S Share Assets (Millions):	$28.0
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$340.2
Median Market Cap (Billions):	$71.9
Beta (vs. S&P 500 Index):	0.95

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

FIXED-INCOME INVESTMENT STYLE

Duration

	Short	Interm	Long
High		■	
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years
   Bryce A. Doty, CFA, 30 years
   Ronald D. Sit, CFA, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.38**	**17.62**	**10.96**	**10.78**	**9.78**	**7.46**
S&P 500® Index	8.93	15.15	12.28	14.15	13.74	9.79
Bloomberg Barclays Aggregate Bond Index	0.62	6.98	5.24	4.18	3.64	5.33

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Balanced	**2.04**	**9.95**	**18.36**	**9.15**	**2.25**	**4.60**	**17.74**	**-2.73**	**20.69**	**11.23**
S&P 500® Index	2.11	16.00	32.39	13.69	1.38	11.96	21.83	-4.38	31.49	5.58
Bloomberg Barclays Aggregate Bond Index	7.84	4.22	-2.02	5.97	0.55	2.65	3.54	0.01	8.72	6.79

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.6
Microsoft Corp.	3.1
Amazon.com, Inc.	2.9
Alphabet, Inc.	2.3
Visa, Inc.	2.1

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 0.63%, 4/15/23	1.0
U.S. Treasury Inflation Bond, 0.13%, 4/15/22	0.9
American Financial Group, 5.25%, 4/2/30	0.5
St. John's Co. IDA, 3.80%, 10/1/50	0.4
MN Hsg. Fin. Agy., 2.31%, 1/1/27	0.4

PORTFOLIO ALLOCATION (%)

Stocks	63.3
Bonds	34.1
Cash and Other Net Assets	2.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$53.1
Number of Holdings:	258

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 26 years
  Todd S. Emerson, CFA, 25 years
  Kevin P. O'Brien, CFA, 17 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.86**	**2.05**	**3.64**	**3.36**	**3.91**	**4.61**
Bloomberg Barclays 5-Year Muni Bond Index	1.28	4.56	3.29	2.79	2.79	4.24

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Minnesota Tax-Free Income	**10.64**	**7.24**	**-3.10**	**9.91**	**3.54**	**0.14**	**5.83**	**1.03**	**6.70**	**1.73**
Bloomberg Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	3.19	2.43	-0.39	3.14	1.69	5.45	3.49

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.95	44.83% Tax Rate	3.80
		46.63% Tax Rate	3.95

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

QUALITY RATINGS (%)

AAA	10.3
AA	30.8
A	14.1
BBB	7.7
Less than BBB	8.9
Non-Rated	24.9
Cash and Other Net Assets	3.3

Assessment of Non-Rated Securities

AAA	0.0
AA	0.0
A	1.3
BBB	4.9
BB	16.7
Less than BB	2.0

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.5
Single Family Mortgage	18.6
Education/Student Loan	15.6
Hospital / Health Care	15.2
General Obligation	9.8
Municipal Lease	5.1
Other Revenue	3.8
Utility	2.2
Sectors Less Than 2.0%	5.9
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$651.0
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.1 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**7.31**	**12.81**	**3.92**	**5.90**	**5.08**	**4.13**
MSCI EAFE Index	4.80	0.49	0.62	5.26	4.62	5.00

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
International Growth	**-10.80**	**18.79**	**17.56**	**-7.88**	**4.86**	**-6.66**	**24.02**	**-16.27**	**26.17**	**4.13**
MSCI EAFE Index	-12.14	17.32	22.78	-4.90	-0.81	1.00	25.03	-13.79	22.01	-7.09

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.1
Finance	14.2
Technology Services	12.4
Electronic Technology	11.6
Consumer Non-Durables	11.1
Producer Manufacturing	10.7
Retail Trade	3.5
Utilities	3.1
Sectors Less Than 3.0%	15.5
Cash and Other Net Assets	0.8

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	16.9
United Kingdom	14.4
China/Hong Kong	11.7
Japan	9.8
France	8.2
Germany	5.9
Australia	5.0
Spain	4.2
10 Countries Less Than 4.2%	23.1
Cash and Other Assets	0.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.2
Alibaba Group Holding, Ltd., ADR	2.8
Lonza Group AG	2.7
Logitech International SA	2.6
ASML Holding NV	2.6
Schneider Electric SE	2.5
Tencent Holdings, Ltd.	2.5
London Stock Exchange Group, PLC	2.4
Iberdrola SA	2.3
LG Chem, Ltd.	2.2
Total	25.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.6
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	$102.2
Median Market Cap (Billions):	$33.5
Beta (vs. MSCI EAFE Index):	0.93

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 30 years
  Mark H. Book, CFA, 33 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class S	Class Y
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	**0.22**	**3.82**	**3.09**	**2.23**	**1.88**	**5.14**	**2.04**
Bloomberg Barclays Interm. Gov't Index	0.20	5.98	4.04	2.76	2.32	5.40	
Class Y Shares	**0.30**	—	—	—	—	**4.03**	**2.30**
Bloomberg Barclays Interm. Gov't Index	0.20	—	—	—	—	5.96	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Class S Shares	**2.72**	**2.67**	**-2.08**	**2.22**	**1.42**	**0.69**	**1.33**	**1.77**	**3.34**	**3.81**
Class Y Shares	—	—	—	—	—	—	—	—	—	**4.03**
Bloomberg Barclays Interm. Gov't Index	6.08	1.73	-1.25	2.52	1.18	1.05	1.14	1.43	5.20	5.96

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.4
FNMA Pass-Through	15.9
U.S. Treasury/Federal Agy.	9.8
GNMA Pass-Through	8.6
FHLMC Pass-Through	5.0
Asset-Backed	1.5
SBA Pass-Through	0.5
Cash & Other Net Assets	8.3

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$436.3
Y Share Assets (Millions):	$49.0
Average Maturity:	15.9 Years
Effective Duration:	2.8 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Large Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Ronald D. Sit, CFA, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**10.94**	**33.17**	**18.42**	**17.15**	**14.64**	**10.71**
Russell 1000® Growth Index	13.22	37.53	21.67	20.10	17.25	12.01

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Large Cap Growth	**-0.53**	**13.96**	**29.21**	**10.97**	**4.47**	**4.36**	**27.83**	**-3.11**	**32.81**	**20.88**
Russell 1000® Growth Index	2.64	15.26	33.48	13.05	5.67	7.08	30.21	-1.51	36.39	24.33

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.8	Visa, Inc.	3.3
Microsoft Corp.	8.8	salesforce.com, Inc.	2.9
Amazon.com, Inc.	7.0	PayPal Holdings, Inc.	2.7
Alphabet, Inc.	5.2	UnitedHealth Group, Inc.	2.6
Facebook, Inc.	3.9	Adobe, Inc.	2.3
		Total	49.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	34.1
Electronic Technology	17.8
Retail Trade	9.6
Health Technology	9.0
Consumer Services	5.6
Consumer Non-Durables	5.0
Producer Manufacturing	3.9
Finance	3.2
Sectors Less Than 3.0%	11.4
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$141.4
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$612.7
Median Market Cap (Billions):	$94.6
Beta (vs. Russell 1000® Growth Index):	0.98

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Tax-Free Income Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of September 30, 2020

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 26 years
  Todd S. Emerson, CFA, 25 years
  Kevin P. O'Brien, CFA, 17 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.90**	**1.92**	**3.83**	**3.95**	**4.56**	**5.12**
Bloomberg Barclays 5-Year Muni Index	1.28	4.56	3.29	2.79	2.79	4.90

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Tax-Free Income	**10.73**	**9.93**	**-4.46**	**14.60**	**3.91**	**0.64**	**7.68**	**0.70**	**7.08**	**1.49**
Bloomberg Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	3.19	2.43	-0.39	3.14	1.69	5.45	3.49

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.22	38.8% Tax Rate	3.63
		40.8% Tax Rate	3.75

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

QUALITY RATINGS (%)

AAA	8.8
AA	32.4
A	18.2
BBB	10.5
Less than BBB	3.5
Non-Rated	24.9
Cash and Other Net Assets	1.7

Assessment of Non-Rated Securities

AAA	0.0
AA	0.3
A	0.3
BBB	0.5
BB	20.5
Less than BB	3.3

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	24.3
Single Family Mortgage	20.7
Other Revenue	12.4
Education/Student Loan	10.5
Insured	8.3
General Obligation	6.3
Investment Companies	5.3
Hospital / Health Care	4.5
Sectors Less Than 2.0%	6.2
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$323.6
Average Maturity:	19.6 Years
Duration to Estimated Avg. Life:	5.6 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Sit Quality Income Fund

As of September 30, 2020

Sit Investment Associates
Sit Mutual Funds

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High	■		
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 33 years
Christopher M. Rasmussen, CFA, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.59**	**2.72**	**2.14**	**1.62**	**1.18**	**1.27**
Bloomberg Barclays U.S. 1-3 Year Government/Credit Index	0.23	3.73	2.84	2.09	1.66	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Quality Income	**0.58**	**0.68**	**-0.27**	**0.79**	**1.16**	**0.90**	**3.13**	**2.18**
Bloomberg Barclays U.S. 1-3 Year Government/Credit Index	0.64	0.77	0.65	1.28	0.84	1.60	4.03	3.12

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	33.6
Corporate Bonds	22.9
Mortgage Pass-Through (Agy.)	18.5
Taxable Municipal	6.9
Asset-Backed (non-agency)	6.7
CMO (non-agency)	5.6
Taxable Municipal (Agy-Backed)	0.2
Cash & Other Net Assets	5.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$101.9
Average Maturity:	9.6 Years
Effective Duration:	2.0 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Small Cap Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of September 30, 2020　　　　800-332-5580　　　www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

　Roger J. Sit, 30 years
　Kent L. Johnson, CFA, 31 years
　Robert W. Sit, CFA, 29 years
　Michael T. Manns, 33 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**4.95**	**1.13**	**1.57**	**6.94**	**4.62**	**1.05**
Class S Shares	**4.89**	**0.86**	**1.31**	**6.68**	**4.36**	**0.80**
Russell 2000® Index	4.93	0.39	1.77	8.00	4.88	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2015*	2016	2017	2018	2019	YTD 2020
Class I Shares	**-6.51**	**20.59**	**13.69**	**-17.07**	**27.11**	**-5.08**
Class S Shares	**-6.69**	**20.31**	**13.42**	**-17.29**	**26.70**	**-5.21**
Russell 2000® Index	-8.37	21.31	14.65	-11.01	25.53	-8.69

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	4.4	Globant SA	1.8
MKS Instruments, Inc.	3.1	Hubbell, Inc.	1.8
Cabot Microelectronics Corp.	2.4	iRhythm Technologies, Inc.	1.8
Scotts Miracle-Gro Co.	2.3	Axis Capital Holdings, Ltd.	1.7
Chegg, Inc.	2.1	QTS Realty Trust, Inc.	1.7
		Total	23.1

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.5
Electronic Technology	11.0
Producer Manufacturing	10.9
Consumer Services	8.5
Consumer Durables	7.0
Health Technology	5.6
Transportation	4.7
Commercial Services	4.4
Sectors Less Than 4.4%	21.7
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.5
S Share Assets (Millions):	$3.8
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$4.9
Median Market Cap (Billions):	$3.7
Beta (vs. Russell 2000® Index):	0.88

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit Small Cap Growth Fund

As of September 30, 2020

Sit Investment Associates
Sit Mutual Funds
800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 30 years
   Kent L. Johnson, CFA, 31 years
   Robert W. Sit, CFA, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $14.0 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**8.43**	**19.61**	**9.47**	**9.16**	**10.18**	**10.12**
Russell 2000® Growth Index	7.16	15.71	8.18	11.42	12.34	8.21

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Small Cap Growth	**-0.23**	**14.40**	**35.66**	**1.46**	**-2.66**	**3.56**	**15.71**	**-10.71**	**29.17**	**10.71**
Russell 2000® Growth Index	-2.91	14.59	43.30	5.60	-1.38	11.32	22.17	-9.31	28.48	3.88

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Teladoc Health, Inc.	2.7	Waste Connections, Inc.	2.2
Monolithic Power Systems, Inc.	2.7	Trex Co., Inc.	2.2
iRhythm Technologies, Inc.	2.6	Paycom Software, Inc.	2.2
Chegg, Inc.	2.5	HubSpot, Inc.	1.9
YETI Holdings, Inc.	2.3	Globant SA	1.8
		Total	23.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.1
Technology Services	16.1
Electronic Technology	9.7
Producer Manufacturing	8.2
Consumer Services	7.4
Consumer Durables	7.0
Finance	6.8
Health Services	4.8
Sectors Less Than 4.8%	21.1
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$107.6
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	$8.8
Median Market Cap (Billions):	$5.2
Beta (vs. Russell 2000® Growth Index):	0.88

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.